EXHIBIT 99.1

NewsRelease

TC Energy announces 2023 annual meeting
Board of Directors election results

CALGARY, Alberta – May 3, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that at its 2023 annual meeting of shareholders held on Tuesday, May 2, 2023, each of the following 13 nominees were elected as directors of TC Energy on a vote by ballot to serve until the next annual meeting of shareholders of TC Energy, or until their successors are elected or earlier appointed:

Nominee	# Votes For	% Votes For	# Votes Against	% Votes Against
Cheryl F. Campbell	671,097,465	99.59	2,756,843	0.41
Michael R. Culbert	670,063,432	99.44	3,790,876	0.56
William D. Johnson	670,426,693	99.49	3,427,614	0.51
Susan C. Jones	670,291,004	99.47	3,563,305	0.53
John E. Lowe	667,990,495	99.13	5,863,813	0.87
David MacNaughton	668,274,678	99.17	5,579,628	0.83
François L. Poirier	671,309,028	99.62	2,539,979	0.38
Una Power	667,185,991	99.01	6,668,317	0.99
Mary Pat Salomone	632,553,811	93.87	41,300,496	6.13
Indira Samarasekera	668,355,232	99.18	5,499,075	0.82
Siim A. Vanaselja	608,256,198	90.27	65,597,334	9.73
Thierry Vandal	667,078,800	98.99	6,774,508	1.01
Dheeraj “D” Verma	670,577,149	99.51	3,277,158	0.49

Final voting results on all matters voted on at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and posted to the Investors section of the Company website at www.tcenergy.com later today.

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Media Relations
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522